May 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anastasia Kaluzienski and Robert Littlepage

Re:	Polomar Health Services, Inc.
Amendment No. 1 to the Form 10-Q for the Period Ended September 30, 2024
Response dated April 1, 2025
File No. 000-56555

Ladies and Gentlemen:

On behalf of our client, Polomar Health Services, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 28, 2025 (the “Comment Letter”), with respect to the Company’s Amendment No. 1 to the Form 10-Q for the Period Ended September 30, 2024, filed on March 7, 2025 (the “Form 10-Q/A”) and this firm’s response to the Staff dated April 1, 2025 (the “April Response Letter”).

The Staff’s comments call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Form 10-Q/A and the April Response Letter. Responses to these comments have been provided by the Company to us and are set forth in this letter.

The Company’s responses are set forth below, with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Comment Letter. To assist the Staff’s review, the comment from the Comment Letter is restated in bold italics prior to the Company’s response.

Amendment No. 1 to the Form 10-Q for the Period Ended September 30, 2024

License Agreement Valuation, page F-7

1.	In your response to prior comment 1 you said “the Company applied an income approach valuation to establish the fair market value of the intellectual property acquired in the reverse merger.” We note this conflicts with what you reported in the explanatory note in your Form 10-Q/A regarding the accounting treatment where you said “the Company and its Board of Directors, determined that the Acquisition was a recapitalization.” Considering your conclusion that the transaction was a recapitalization of Polomar and not a reverse merger, explain why you are assigning value to acquired assets. Explain to us how your accounting complies with GAAP and revise your disclosures accordingly.

The Company respectfully advises the Staff as follows:

On September 30, 2024, Polomar Specialty Pharmacy, LLC, a private operating company (“Polomar” or “Accounting Acquirer”), merged (the “Transaction”) with the Company, then named Trustfeed Corp., a public company whose common stock is quoted on the OTC Pink (“Trustfeed” or “Legal Acquirer”). As a result, the historical financial statements of the Accounting Acquirer were substituted for the historical financial statements of the Legal Acquirer, resulting in a reverse merger.

Reverse mergers can present challenging accounting and reporting requirements. Based upon the circumstances of the reverse merger, the transaction can be classified as an asset acquisition, a capital transaction, or a business combination.

A reverse merger occurs if the entity that issues securities is identified as the accounting acquiree, for accounting purposes and the entity whose equity interests are acquired is the acquirer for accounting purposes. After the transaction, the owners of the private company will have obtained control of the public company and would be identified as the accounting acquirer under ASC 805. In this case, the public company (Trustfeed) would be the legal acquirer, but the private company (Polomar) would be the accounting acquirer.

The legal acquirer is the surviving legal entity in a reverse merger and continues to issue financial statements. In this case, Trustfeed changed its name to Polomar Health Services, Inc. to reflect the “change in control”. While the surviving legal entity may continue, the financial reporting will reflect the accounting from the perspective of the accounting acquirer, in the instant matter, Polomar, except for the legal capital, which is retroactively adjusted to reflect the capital of the legal acquirer (i.e., the accounting acquiree) in accordance with ASC 805-40-45-1.

Reverse merger involving a non-operating public shell

The Company’s management and Board of Directors, in consultation with external accountants, reviewed the transaction between the Accounting Acquirer and the Legal Acquirer and determined that the Transaction was a merger of a private operating entity into a non-operating public shell corporation. This type of transaction is generally not considered a business combination because the accounting acquiree (i.e., the Legal Acquirer, the non-operating public shell corporation) does not meet the definition of a business under ASC 805. Instead, these types of transactions are considered to be capital transactions for the net monetary assets of the public shell corporation accompanied by a recapitalization. ASC 805-40-30-2 provides guidance on the consideration transferred in a reverse merger.

ASC 805-40-30-2

In a reverse merger, the accounting acquirer usually issues no consideration for the acquiree. Instead, the accounting acquiree usually issues its equity shares to the owners of the accounting acquirer. Accordingly, the acquisition date fair value of the consideration transferred by the accounting acquirer for its interest in the accounting acquiree is based on the number of equity interests the legal subsidiary would have had to issue to give the owners of the legal parent the same percentage equity interest in the combined entity that results from the reverse merger. These interests include the fair value of intellectual property. In this Transaction, the Accounting Acquirer received the value of a license agreement (the “License”) between the Legal Acquirer and Pinata Holdings, Inc. and, as a result of the Transaction, the Company was then able to monetize the License. The Company used an Income Based Valuation to determine the value of the License at the closing of the Transaction. The Company estimated the income that could be derived from the License over a five-year period (reduced to present value), taking into consideration the non-exclusivity of the License and that as of the date of the closing of the Transaction, the applicable pending patents had not yet issued.

2.	Regarding the accounting described in your response to prior comment 1, under GAAP acquired assets should be recorded at their cost, i.e. the fair value of the consideration exchanged for the acquired assets. If you continue to believe the transaction should be accounted for as an acquisition:

●	identify for us the consideration exchanged for the acquired assets;
●	tell us the fair value of this consideration; and
●	provide us the objective evidence that is the basis for your fair value determination.

The Company respectfully advises the Staff that it maintains that its sole asset at September 30, 2025, was a license agreement to utilize patent pending technology. Polomar, as the accounting acquirer, desired access to this technology to utilize in its F, D & C 503A compounding pharmacy located in Tampa, FL and licensed by the Florida Board of Pharmacy. The Company utilized the Income (Revenue) Valuation Method to determine the net present value of the intellectual property acquired in the Transaction and the Cost Valuation Method to determine the value of the remaining intangible assets transferred in the Transaction. The Company maintains that this was a reverse capitalization and not an asset acquisition because Trustfeed did not qualify as a business under ASC 805 and therefore, the assets could not be acquired in a “business combination”. The Company acknowledges that this type of reverse recapitalization is atypical, but applicable GAAP accounting under ASC 805 regarding reverse recapitalization allows fair value to be predicated upon the Income Valuation Method.

* * * * *

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (516) 663-6580 with any questions or further comments you have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Stephen E. Fox
STEPHEN E. FOX
For the Firm

cc:	Terrence M. Tierney, President, Polomar Health Services, Inc. Charlie Lin, CFO, Polomar Health Services, Inc.